SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                              TONGA CAPITAL CORP
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                 890233307
        -----------------------------------------------------------------
                                 (CUSIP Number)


        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               February 21, 2007
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- ------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Don Guggenheim
- ------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
- ------------------------------------------------------------------
3     SEC USE ONLY
- ------------------------------------------------------------------
4     SOURCE OF FUNDS

     PF
- ------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
- ------------------------------------------------------------------

                  7     SOLE VOTING POWER

                        5,000,000
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,000,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER




- ------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Don Guggenheim - 5,000,000

- ------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
- ------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.99%
- ------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Don Guggenheim
- ------------------------------------------------------------------

                                 SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This schedule is related to the purchase of 5,000,000 shares of Common Stock of Tonga Capital Corp. from Charles T. Phillips.

------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

1.
     (a) Don Guggenheim is a Shareholder of Tonga Capital Corp.

     (b) Address: 2600 S. Shore Blvd., Suite 100, League City, TX 77573

     (c) Occupation:  Insurance and tax consultant.

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship USA

- ------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal Funds
- ------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities of Tonga Capital Corp. from Charles T. Phillips (5,000,000 shares), in February 2007.

     Other than the transaction for which this report is filed, Reporting Persons have no further plans which relate to or would result in any of the following, except as set forth below:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction.

     (b) An extraordinary corporate transaction.

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) The Board of Directors of Tonga Capital Corp. has nominated Don Guggneheim and Richard Cilento, Barent W. Cater and Rich A. Roberts as Directors, subject to the filing and mailing of Notice on Form 14f-1 pursuant to
Section 14f of the Securities Exchange Act of 1934. The Company anticipates filing and mailing the 14f Notice within the next 30 days.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; except that updated bylaws have been adopted for issuer and amended and restated Articles are being contemplated for submission for shareholder approval.

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
- ------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own shares of Common Stock of the Company, as follows;
Don Guggneheim - 5,000,000  shares,   representing  9.99%  of  the  issued  and
outstanding Common Stock. Prior to the purchase transaction, Reporting Person owned no shares of registrant.

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Person:   5,000,000 shares - 9.99%
                                                      of total outstanding
                                                      common shares
         There is no shared voting power.


     (c) Transactions in securities in the past
         60 days for Reporting Persons:               0
         (except for reported transaction)

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
- ------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

- ------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

NONE

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: ________________________, 2007




                                                  /s/Don Guggenheim
                                                  ----------------------
                                                  Don Guggenheim


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).